                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    / /                   Form 40-F    /X/

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes   / /                           No   /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)

Date: October 15, 2002            By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                              [LOGO]


                         AT&T CANADA OBTAINS COURT ORDER
                TO ADVANCE CONSENSUAL CAPITAL RESTRUCTURING PLAN

TORONTO, ON (OCTOBER 15, 2002) - Further to a news release issued earlier today, and following the completion of proceedings before the Ontario Superior Court of Justice that began this morning, AT&T Canada Inc. announced that it had obtained a court Order under the COMPANIES' CREDITORS ARRANGEMENT ACT to advance the announced consensual capital restructuring plan.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

                                      -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:

IAN DALE                                    BROCK ROBERTSON
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com

May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com